
07003466

SECURI[illegible] [illegible]SSION
Washington, D.C. 20549

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PROCESSING
MAR - 1 2007
SECTION
199
WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIRST MANHATTAN CO.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem **212-756-3155**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl M. Kallem, and I, Neal K. Stearns, each swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of First Manhattan Co. (the "Company") as of December 31, 2006, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, and that the statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc, except as follows:



Signature

Senior Managing Director
Title



Signature

Senior Managing Director
Title

LAURA B. MARINO
Notary Public, State of New York
No. 01MA4899870
Qualified in New York County
Commission Expires September 10, 2009



Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Registered Public Accounting Firm's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Manhattan Co.

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
First Manhattan Co.

We have audited the accompanying statement of financial condition of First Manhattan Co. (the "Firm") as of December 31, 2006. This statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Firm's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of First Manhattan Co. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.



February 22, 2007

First Manhattan Co.

Statement of Financial Condition

December 31, 2006

Assets	
Cash in banks	$ 2,936,728
Cash and securities segregated for regulatory purposes	2,277,083
Receivable from clearing broker, net	1,928,745
Investment advisory fees receivable	8,149,482
Investments owned by the Firm or contributed as capital by partners, at market or fair value:	
U.S. Government securities	29,320,820
Other	15,575,265
Secured demand notes receivable, fully collateralized	8,034,375
Fixed assets, net of accumulated depreciation and amortization of $3,190,446	801,029
Other assets	1,039,963
	$ 70,063,490
Liabilities and net worth	
Accounts payable and accrued expenses	$ 9,372,859
Secured demand notes	8,034,375
Total liabilities	17,407,234
Net worth	52,656,256
	$ 70,063,490

See accompanying notes.

First Manhattan Co.

Notes to Statement of Financial Condition

December 31, 2006

1. First Manhattan Co. (the "Firm") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Firm is engaged in the business of providing investment advisory and securities brokerage services. The brokerage settlement and custody activities for client accounts are performed under the Firm's supervision by Pershing LLC. The Firm is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

   The Firm is the general partner of and/or the investment advisor to eight investment entities organized by the Firm in which the Firm has an investment of less than 1% of each such entities' capital (cumulative capital of the entities is $842 million). One entity, which has capital of $28.6 million, invests primarily in private equity investments, and is subject to certain redemption restrictions. For the year ended December 31, 2006, 83% of investment advisory fees receivable were attributable to these eight entities. The Firm has not consolidated these entities.

2. Secured demand notes from limited partners (maturing January 31, 2015) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $9,644,692 has also been contributed by the limited partners, and is included in Other Investments.

3. The Firm is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Firm has elected to use the alternative method, which requires that the Firm maintain minimum net capital, as defined, equal to the greater $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2006, the Firm had net capital, as defined, of approximately $34.4 million, which exceeded the minimum net capital requirement by approximately $34.1 million.

END